UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

Commission File Number: 001-40686

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zalatoris II Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

55 West 46th Street, 30th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 14, 2023, Zalatoris II Acquisition Corp. (the “Company”) filed a Notification on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete the financial statements in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”).

As previously reported in a Current Report on Form 8-K filed with the SEC on July 10, 2023, the Company entered into a Purchase and Sponsor Handover Agreement resulting in certain changes in the Company’s board of directors and management (the “Sponsor Handover”).

The Company determined that due to the timing of the Sponsor Handover and the initial auditor acceptance procedures, the completion of the financial statements could be delayed. This further determination and related work and procedures resulted in the Company requiring additional time beyond the 5-day period provided by Rule 12b-25 to complete the Q2 2023 Form 10-Q.

This amendment to the Original Form 12b-25 is being filed to report that the Company will not be filing the Q2 2023 Form 10-Q within the 5-day extension period provided by the Original Form 12b-25. To date, for the reasons set forth above, the Company has been unable, without unreasonable effort or expense, to complete the Q2 2023 Form 10-Q, and its independent auditors have been unable to complete the audit thereof. The Company is continuing in its efforts to file the Q2 2023 Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Davis	917	675-3106
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zalatoris II Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 21, 2023	By:	/s/ Paul Davis